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                                                                 EXHIBIT 99.1(G)


   TRANSWITCH CORPORATION ANNOUNCES "MODIFIED DUTCH AUCTION" TENDER OFFER FOR
                        A PORTION OF ITS DEBT SECURITIES

                     -- Tender Offer Applies to a Maximum of
             $200 Million Aggregate Principal Amount Outstanding --

(Shelton, CT) - February 11, 2002 - TranSwitch Corporation - (Nasdaq: TXCC) today announced that it has commenced a "Modified Dutch Auction" tender offer (the "Offer") for a portion of its convertible debt securities described below.

TranSwitch will offer to purchase for cash, at prices determined by a "Modified Dutch Auction" procedure within the purchase price range of $650 to $700 per $1,000 principal amount, TranSwitch's 4 1/2% Convertible Notes due 2005 (the "Notes") up to a maximum aggregate principal amount of $200 million (the "Offer Amount"), or approximately 64% of the outstanding principal amount of the Notes.

The funds required for TranSwitch to consummate the Offer will come from its available cash.

Under the "Modified Dutch Auction" procedure, and subject to the terms and conditions of the Offer, TranSwitch will accept tendered Notes in the Offer in the order of the lowest to the highest tender prices specified by tendering holders within the price range, and will select the single lowest price so specified (the "Purchase Price") that will enable TranSwitch to purchase the Offer Amount (or, if less than the Offer Amount, all Notes tendered). TranSwitch will pay the same Purchase Price for all Notes that are tendered at or below the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration terms.

The Offer for the Notes is anticipated to expire at 12:00 Midnight, New York City time, on Monday, March 11, 2002, unless the Offer is extended. Tendered Notes may be withdrawn at any time prior to the expiration date.

In the event that the amount of Notes tendered on or prior to the expiration date for the Offer at or below the Purchase Price exceeds the Offer Amount then, subject to the terms and conditions of the Offer, TranSwitch will accept for payment such Notes that are tendered at or below the Purchase Price on a pro rata basis from among the tendered Notes.

The terms and conditions of the Offer will be set forth in TranSwitch's Offer to Purchase, which is dated February 11, 2002. Subject to applicable law, TranSwitch may, in its sole discretion, waive any condition applicable to the Offer or extend or terminate or otherwise amend the Offer.

The Offer is not conditioned on a minimum principal amount of Notes being tendered. The consummation of the Offer for the Notes is subject to certain conditions, which are described in the Offer to Purchase.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any Notes. The Offer may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal.

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Credit Suisse First Boston Corporation ("CSFB") is acting as dealer manager,
D.F. King & Co., Inc. is the information agent, and State Street Bank and Trust Company is the depositary in connection with the Offer. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at (800) 431-9633 or (212) 269-5550. Additional information concerning the terms of the Offer, including all questions relating to the mechanics of the Offer, may be obtained by contacting CSFB at (800) 820-1653 (toll free) or (212) 325-5415 (call collect).

About TranSwitch Corporation

TranSwitch Corporation, headquartered in Shelton, Connecticut, is a leading developer and global supplier of innovative highspeed VLSI semiconductor solutions - Connectivity EnginesTM - to original equipment manufacturers who serve three end-markets: the Worldwide Public Network Infrastructure, the Internet Infrastructure, and corporate Wide Area Networks (WANs). Combining its indepth understanding of applicable global communication standards and its world-class expertise in semiconductor design, TranSwitch Corporation implements communications standards in VLSI solutions which deliver high levels of performance. Committed to providing high-quality products and service, TranSwitch is ISO 9001 registered. Detailed information on TranSwitch products, news announcements, seminars, service and support is available on TranSwitch's home page at the World Wide Web site - http://www.transwitch.com.

Forward-looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including without limitation, risks of downturns in economic conditions generally, and in the telecommunications and data communications markets and the semiconductor industry specifically, risks associated with foreign sales and with high customer concentration, risks in technology development and commercialization, risks in product development and market acceptance of and demand for the Company's products, risks of dependence on third-party VLSI fabrication facilities, intellectual property rights and litigation, risks associated with competition and competitive pricing pressures, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

TranSwitch is a registered trademark of TranSwitch Corporation.

For more information contact
TranSwitch Corporation
Peter J. Tallian
+1 203-929-8810 X2492
www.transwitch.com